

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2020

Athanasios Feidakis
Chief Executive Officer
Globus Maritime Limited
128 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece

> **Re: Globus Maritime Limited**
> **Registration Statement on Form F-3**
> **Filed July 23, 2020**
> **File No. 333-240042**

Dear Mr. Feidakis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Steven Hollander, Esq.